                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the transition period from ___________ to ____________

                        Commission file number 1-11368


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Paragon Trade Brands, Inc.
            180 Technology Parkway
            Norcross, Georgia   30092




                                                              Page 1 of    17
                                                                         ------
                                                  Exhibit Index at Page    16
                                                                         ------

                                   I. REPORT

Financial Statements and Schedules as of December 31, 1995 and 1994, Together With Auditors' Report, Prepared in Accordance With the Financial Reporting Requirements of ERISA.

     PARAGON
     RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
     EIN:  91-1554663
     PIN:  001

     FINANCIAL STATEMENTS AND SCHEDULES
     AS OF DECEMBER 31, 1995 AND 1994
     TOGETHER WITH AUDITORS' REPORT

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


                       FINANCIAL STATEMENTS AND SCHEDULES
                       ----------------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------


                                     INDEX
                                     -----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits as of
    December 31, 1995

  Statement of Net Assets Available for Benefits as of
    December 31, 1994

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

  Schedule I. Item 27a -- Schedule of Assets Held for
    Investment Purposes as of December 31, 1995

  Schedule II. Item 27d -- Schedule of Reportable
    Transactions for the Year Ended December 31, 1995

  Schedule III. Item 27b -- Schedule of Loans in Default as of December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
the Paragon
Retirement Investment Savings Management Plan:

We have audited the accompanying statements of net assets available for benefits of Paragon Retirement Investment Savings Management Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the sponsoring company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and loans in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis, rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Seattle, Washington
 June 24, 1996

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

                                                                     Participant-Directed
                                              -----------------------------------------------------------------
                                   Vanguard                                             Vanguard      Vanguard
                                   Wellesley     Vanguard                    U.S.     International     Bond
                                    Income      Index 500     Vanguard      Growth       Growth        Index
                                     Fund       Portfolio     Windsor II     Fund         Fund          Fund
                                 ------------   ----------    ----------  ----------  -------------   --------
ASSETS:
 Investments at fair value-
  Registered investment          $1,284,420     $1,189,080   $1,504,909   $1,385,943     $143,295      $411,177
   companies
  Participant loans                       -            -             -            -             -           -
                                 ----------     ----------   ----------   ----------      --------      --------
                                  1,284,420      1,189,080    1,504,909    1,385,943      143,295       411,177

  Employee contributions             33,589         26,544       29,254       28,220        3,370         9,369
     receivable
  Employer contributions                  -              -           -           -            -             -
     receivable
  Loan payments receivable            1,703          1,159        1,450          988          354           554
                                 ----------     ----------   ----------    ---------     --------       -------
      Total assets                1,319,712      1,216,783    1,535,613    1,415,151      147,019       421,100

LIABILITIES:
  Excess contributions                   -               -            -           -            -             -
                                 ----------     ----------   ----------    ---------     --------       -------
NET ASSETS AVAILABLE FOR
 BENEFITS                        $1,319,712     $1,216,783   $1,535,613   $1,415,151     $147,019      $421,100
                                 ==========     ==========   ==========   ==========     ========      ========



                                Vanguard     Vanguard
                                Investment   Paragon    Vanguard
                                Contract     Common      Loan
                                 Trust     Stock Fund    Fund       Other       Total
                                ---------  ----------   --------  ----------  ----------
ASSETS:
Investments at fair value-
Registered investment
 companies                      $504,974  $5,257,372   $    -     $     -     $11,681,170
Participant loans                      -           -   190,225          -         190,225
                                --------  ----------   -------    -------     -----------
                                 504,974   5,257,372   190,225          -      11,871,395

Employee contributions
 receivable                        9,320       9,653         -          -         149,319
Employer contributions
 receivable                            -     772,278         -          -         772,278
Loan payments receivable             409       1,635    (8,252)         -               -
                                --------  ----------   -------    -------     -----------
Total assets                     514,703   6,040,938   181,973          -      12,792,992

LIABILITIES:
Excess contributions                   -           -         -    (28,504)        (28,504)
                                --------  ----------   -------    -------     -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                       $514,703  $6,040,938  $181,973   $(28,504)    $12,764,488
                                ========  ==========  ========   ========     ===========



  The accompanying notes and schedules are an integral part of this statement.

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------

                                                                        Participant-Directed
                                               -------------------------------------------------------------------------
                                     Vanguard                                                    Vanguard       Vanguard
                                    Wellesley        Vanguard       Vanguard      Vanguard     International      Bond
                                      Income         Index 500       Windsor        U.S.           Growth         Index
                                       Fund          Portfolio         II        Growth Fund        Fund           Fund
                                   -----------       ---------      --------    -------------  -------------   ---------
ASSETS:
Investments at fair value-
  Registered  investment companies   $759,346         $569,357      $682,629       $670,681        $55,146      $287,162
  Participant loans                        -                -             -              -              -             -
                                     --------         --------       -------       --------      ---------     ---------
                                      759,346          569,357       682,629        670,681         55,146       287,162

  Employee  contributions
    receivable                         25,128           17,225        17,464         11,815          1,665         7,705

  Employer contributions
    receivable                              -               -              -             -              -             -
  Loan payments receivable                433              325           227            132             55            97
                                     --------         --------       -------       --------      ---------     ---------
Total assets                          784,907          586,907       700,320        682,628         56,866       294,964

LIABILITIES:
  Excess contributions                      -                -             -              -              -             -
                                     --------         --------       -------       --------        -------      --------
NET ASSETS AVAILABLE FOR
 BENEFITS                            $784,907         $586,907      $700,320       $682,628        $56,866      $294,964
                                     ========         ========      ========       ========        =======      ========


                                                     Participant-Directed
                                   ----------------------------------------------------------
                                     Vanguard
                                    Investment   Paragon
                                     Contract     Common       Loan
                                      Trust     Stock Fund     Fund      Other       Total
                                    ---------  ----------   --------  ---------  -----------
ASSETS:
Investments at fair value-
  Registered  investment companies  $395,680   $1,272,867     $  -      $   -     $4,692,868
  Participant loans                        -            -     64,810          -       64,810
                                    --------    ---------     ------    -------    ---------
                                     395,680    1,272,867     64,810          -    4,757,678
  Employee  contributions
    receivable                         8,068            -          -          -       89,070

  Employer contributions
    receivable                             -    1,569,400          -          -    1,569,400
  Loan payments receivable                30            -     (1,299)         -            -
Total assets                        --------    ---------     ------    -------    ---------
                                     403,778    2,842,267     63,511          -    6,416,148
LIABILITIES:
  Excess contributions                     -            -          -    (50,035)     (50,035)
                                    --------    ---------     ------    -------    ---------
NET ASSETS AVAILABLE FOR
 BENEFITS                           $403,778   $2,842,267    $63,511   $(50,035)  $6,366,113
                                    ========   =========     =======   ========   ==========

 The accompanying notes and schedules are an integral part of this statement.

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------



                                                                   Participant-Directed
                                                 -------------------------------------------------------------------
                                   Vanguard                                                   Vanguard     Vanguard
                                  Wellesley       Vanguard                    Vanguard     International     Bond
                                    Income       Index 500      Vanguard         U.S.          Growth       Index
                                     Fund        Portfolio     Windsor II    Growth Fund       Fund          Fund
                                ------------    ----------    -----------    -----------   -------------  ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year     $  784,907     $  586,907     $  700,320       $682,628       $56,866      $294,964
                                 ----------     ----------     ----------       --------       -------      --------
SOURCES:
  Employee contributions            385,299        277,641        322,398        290,787        35,409       115,076
  Employer contributions                 -               -              -              -             -             -
  Rollovers                           2,357        102,626        149,376        123,065        19,598         2,271
  Loan payments                      12,256          7,815          8,467          5,308         2,588         2,655
  Investment income                  79,575         24,496         79,974         53,748         3,778        23,606
  Net appreciation
   (depreciation) in fair
   value of assets                  175,153        239,853        248,733        259,001         9,141        34,557

  Interfund transfers                61,393        127,512        222,842        142,322        54,748        32,512
                                 ----------      ---------      ---------     ----------      --------      --------
                                    716,033        779,943      1,031,790        874,231       125,262       210,677
                                 ----------      ---------      ---------     ----------      --------      --------
APPLICATIONS:
  Benefit withdrawals                66,921         74,199         84,046         83,822         1,453        19,991
  Loan withdrawals                   32,527         24,282         25,171         16,046         3,647        11,144
  Fees and expenses                     170              -              -             30            20            10
  Interfund transfers                81,610         51,586         87,280         41,810        29,989        53,396
                                 ----------      ---------      ---------     ----------      --------      --------
                                    181,228        150,067        196,497        141,708        35,109        84,541
                                 ----------      ---------      ---------     ----------      --------      --------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year            $1,319,712    $1,216,783     $1,535,613     $1,415,151      $147,019      $421,100
                                  ==========    ==========     ==========     ==========      ========      ========


                                                  Participant-Directed
                                ------------------------------------------------------------

                                 Vanguard        Paragon
                                Investment       Common
                                 Contract         Stock       Loan
                                  Trust            Fund       Fund      Other        Total
                                ----------    ----------    --------  ---------   ----------
NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year   $403,778      $2,842,267     $63,511  $(50,035)   $6,366,113
                               --------      ----------     -------  --------    ----------

SOURCES:
  Employee contributions        125,492         162,606           -   (28,504)    1,686,204
  Employer contributions              -       1,229,454           -         -     1,229,454
  Rollovers                      35,232          49,130           -         -       483,655
  Loan payments                   2,857           9,513     (51,459)        -             -
  Investment income              32,074               -       8,607         -       305,858
  Net appreciation
   (depreciation) in fair
   value of assets                  -         2,332,493         -           -     3,298,931
  Interfund transfers           218,613         429,153         -           -     1,289,095
                               --------      ----------     -------  --------    ----------
                                414,268       4,212,349     (42,852)  (28,504)    8,293,197
                               --------      ----------     -------  --------    ----------
APPLICATIONS:
  Benefit withdrawals            69,823         213,389       4,358   (50,035)      567,967
  Loan withdrawals                9,587          43,268    (165,672)        -             -
  Fees and expenses              37,510              20           -         -        37,760
  Interfund transfers           186,423         757,001           -         -     1,289,095
                               --------      ----------     -------  --------    ----------
                                303,343       1,013,678    (161,314)  (50,035)    1,894,822
                               --------      ----------     -------  --------    ----------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year         $514,703      $6,040,938    $181,973  $(28,504)  $12,764,488
                               ========      ==========    ========  ========   ===========

    The accompanying notes and schedules are an integral part of this statement.

                                    PARAGON
                                    --------
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                               DECEMBER 31, 1995
                               -----------------



1.  PLAN DESCRIPTION:
    -----------------

The following description of the Paragon Retirement Investment Savings Management Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General
- - -------

The Plan is a defined contribution plan established by Paragon Trade Brands, Inc. (the Company), under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC), for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Paragon Profit Sharing Plan (Profit Sharing Plan) was originally adopted, effective the closing date of the initial public offering in January 1993 by Weyerhaeuser Company of the shares of common stock of the Company. The Paragon 401(k) Savings Plan (401(k) Plan) was originally adopted, effective February 2, 1993, by the Company. Effective October 1, 1993, the Profit Sharing Plan and the 401(k) Plan were merged and restated as the Plan. Effective January 1, 1995, the Plan was renamed the Paragon Retirement Investment Savings Management Plan.

Eligibility
- - -----------

All regular employees of the Company, who have completed one year of service, are eligible to participate in the Plan, except for employees covered by a collective bargaining agreement that does not provide for participation in the Plan, employees who are nonresident aliens and earn no U.S.-source income, employees classified as bag stickering and hourly paid administrative employees.

Plan Administration
- - -------------------

The Plan is administered by the Plan Administrative Committee (the Committee), which is appointed by the Board of Directors of the Company. The Plan's investments are held under a trust agreement with Vanguard Fiduciary Trust Company (Vanguard).

Contributions
- - -------------

Eligible employees can contribute up to 15% of compensation as defined by the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution equal to 50% of each participant's contributions that do not exceed 6% of compensation. The Company may, at its discretion, make profit sharing contributions to the Plan in amounts to be determined by the Board of Directors. Forfeitures are used to reduce matching and profit sharing contributions.

Vesting
- - -------

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in matching and profit sharing contributions when they attain normal retirement age, as defined by the Plan, or after completing five years of service, whichever occurs first. Upon a participant's death or disability, account balances become fully vested.

Benefits
- - --------

Upon termination of service, a participant may elect to receive an amount equal to the value of the vested interest in his or her account, if the vested interest is greater than $3,500. For vested interests not exceeding $3,500, a distribution will be made to the participant within 60 days after the last day of the plan year in which the termination occurs. All benefit payments are made in lump-sum distributions. Special distribution rules apply to benefit payments upon attainment of age 70-1/2 and in-service withdrawals. In these cases, the plan document should be consulted.

Participant Accounts
- - --------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, matching and profit sharing contributions, as well as the participant's share of the Plan's income or loss and any related administrative expenses. The trust funds are valued on each business day. Participant accounts are adjusted as of each valuation date to reflect any distributions made and contributions received, including income or loss on trust fund investments. Allocations of earnings, gains and losses are based on the proportion of each participant's account invested in a particular fund to the total of all participant account balances invested in such fund.

Loans to Participants
- - ---------------------

A participant may borrow up to the lesser of 50% of his or her vested account balance, excluding profit sharing contributions, or $50,000, reduced by the highest loan amount outstanding during the preceding 12-month period, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, except for loans used to purchase the participant's primary residence, which can be repaid over a longer period. All loans bear interest at rates set by the Administrative Committee, based upon the rates charged by commercial lenders for similar loans. As of December 31, 1995, four loans totaling $2,828 were in default with respect to interest and principal payments.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
- - -------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Income Recognition
- - ------------------

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation (depreciation) in the fair value of assets represents the change in the fair value of assets and is computed using the average cost method, based on the beginning of year market value, or the cost of the security if it is acquired during the year.

Investment Valuation
- - --------------------

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held for the Plan at year-end. The values for the Company Stock Fund are based on the closing share prices of the Company's common stock.

Administrative Expenses
- - -----------------------

Investment advisory fees for portfolio management by Vanguard Funds are paid directly from fund earnings. Other administrative expenses are paid by the Company.

Use of Estimates
- - ----------------

The preparation of the financial statements requires the use of estimates. Actual results could differ from those estimates.

Other
- - -----

Excess contributions to active plan participants, as presented in the statement of net assets available for benefits, represent the excess employee contributions, above the IRC limitations, made during 1995 which will be returned to those employees.

3.  INVESTMENTS:
    ------------

Investment Options
- - ------------------

The following participant-directed investment options are available to participants:

     Vanguard Wellesley Income Fund - seeks current income consistent with reasonable risk by investing in a portfolio of high-quality bonds and stocks. The fund also offers the potential for moderate growth of capital.

     Vanguard Index 500 Portfolio - attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

     Vanguard Windsor II - seeks to provide long-term capital appreciation and dividend income by investing in common stocks. As a secondary objective, the fund also seeks a reasonable level of current income.

     Vanguard U.S. Growth Fund - seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

     Vanguard International Growth Fund - seeks long-term capital growth by investing in the common stocks of companies based outside of the United States.

     Vanguard Bond Index Fund - seeks to match the total return of the Lehman Brothers Aggregate Bond Index.

     Vanguard Investment Contract Trust - seeks to provide an attractive rate of interest and safety of principal.

     Paragon Common Stock Fund - designed to invest primarily in Company common stock. Profit sharing and matching contributions are made to this account and may be distributed to the other investment options at the discretion of the participant.

Information Certified by the Trustee
- - ------------------------------------

The following information included in the financial statements and supplemental schedules was provided and certified by Vanguard as complete and accurate:

     .  Investments
     .  Investment income
     . Net appreciation (depreciation) in fair value of investments . Schedule of assets held for investment purposes
     .  Schedule of reportable transactions

4.  TAX STATUS:
    -----------

The Plan has received a favorable determination letter from the Internal Revenue Service. The Plan Administrator believes the Plan is being operated as designed.

5.  PLAN TERMINATION:
    -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

                                                                     SCHEDULE I

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------


                               ID# 91-1554663-001
                               ------------------

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------



           Issuer/Description              Units      Cost     Current Value
           ------------------            --------   --------   -------------

*Vanguard - Wellesley Income Fund          62,839  $1,186,793    $ 1,284,420

*Vanguard - Index 500 Portfolio            20,644     967,635      1,189,080

*Vanguard - Windsor II                     72,842   1,313,985      1,504,909

*Vanguard - U.S. Growth Fund               68,105   1,127,165      1,385,943

*Vanguard - International Growth Fund       9,540     134,368        143,295

*Vanguard - Bond Index Fund                40,550     397,267        411,177

*Vanguard - Investment Contract Trust     504,974     504,974        504,974

*Paragon Common Stock Fund                815,096   4,133,916      5,257,372

Participant Loan Fund (interest rate 8%
 to 11%)                                        -     190,225        190,225
                                                   ----------    -----------
                                                   $9,956,328    $11,871,395
                                                   ==========    ===========

* Indicates a party-in-interest.



         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------

                               ID# 91-1554663-001
                               ------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------



                                              Number                        Number
  Identity of                              of Purchase                     of Sales     Selling Price            Net Gain
 Party Involved      Description of Asset  Transactions  Purchase Price   Transactions  at Fair Value   Cost     or (Loss)
- - ----------------     --------------------  ------------  --------------  ------------   -------------   ----     --------
   Category (iii) - Series of transactions in excess of 5% of plan assets at January 1, 1995:

*Vanguard         Wellesley Income Fund         51          $  529,941         95        $  180,021  $  174,656  $   5,365
*Vanguard         Vanguard Index 500 Portfolio  71             528,284         87           148,414     131,572     16,842
*Vanguard         Vanguard Windsor II           77             767,405         91           193,858     184,271      9,587
*Vanguard         Vanguard U.S. Growth Fund     65             595,746         68           139,484     119,288     20,196
*Vanguard         Investment Contract Trust     81             412,639         55           303,345     303,345          -
*Paragon Trade    Paragon Common Stock Fund     73           2,665,690        152         1,013,677   1,161,695   (148,018)
 Brands

* Indicates a party-in-interest.

There were no series (i) (ii) or (iv) category transactions.


The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                                    PARAGON
                 RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN
                 ---------------------------------------------

                               ID# 91-1554663-001
                               ------------------

                    ITEM 27b - SCHEDULE OF LOANS IN DEFAULT
                    ---------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------



                                              Amount Received During Reporting Year

 Identity of             Original Amount                                 Unpaid Balance             Detailed
  Obligator                  of Loan         Principal     Interest      at End of Year        Description of Loan
- - ---------------------    ---------------   ------------  -----------     --------------    ------------------------------
Cullens, Brian E.           $1,303               $980         $60             $  116       Issued 8/30/94 matures 1/5/96
                                                                                           interest rate at 9.25%

Garrett Jr., Loyd J.         1,034                115          10                804       Issued 6/5/95 matures interest
                                                                                           rate at 11%

Smith, Thomas W.             1,254                808          42                311       Issued 2/15/95 matures 3/15/96
                                                                                           interest rate at 11%

Vartenisian, Kenneth         1,819                191          70              1,597       Issued 2/24/95 matures 3/6/98
                                                                                            interest rate at 11%


                                   Amount Overdue
 Identity of                 -------------------------
  Obligator                    Principal     Interest
- - ---------------------        ------------  -----------
Cullens, Brian E.                  $334         $ 6


Garrett Jr., Loyd J.                591          34


Smith, Thomas W.                    218           7


Vartenisian, Kenneth                242          74


         The accompanying notes are an integral part of this schedule.

                                 II. EXHIBITS



            Exhibit                                             Page
            -------                                             ----

1.  Consent of Accountants                                       17



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PARAGON TRADE BRANDS, INC.
                                      PROFIT SHARING AND SAVINGS PLAN



                                      By:  /s/ Stanley L. Bulger
                                           ---------------------
                                           Stanley L. Bulger
                                           Vice President - Human Resources